February 9, 2006
Mr. Stathis Kouninis
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
VIA FAX AND EDGAR
Dear Mr. Kouninis:
Attached is supplemental information provided to clarify our response dated December 14, 2005 to comment number 4 in the Staff’s comment letter dated November 17, 2005. This information is intended to provide additional detail on how the Company determined the weighted average life for acquired customer bases.
Additionally, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions or require additional information, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Sincerely,
Brian K. Miller
Senior Vice President and
Chief Financial Officer

Tyler Technologies, Inc.
Supplemental Response
Comment No. 4 — Customer Life
Table 1
Calculation of Customer Lives

			Customer
	Annual		Life
	Attrition	Calculated	Used for
	Rate per	Customer	Amortization
	Appraisal	Life (years)	(years)
	Report	(Note A)	(Note B)

Division 1	3%	33	20
Division 2	3%	33	20
Division 3	4%	25	25
Division 4 (Note C)	1%	100	20
Division 5	4%	25	25
Division 6	3%	33	20
Table 2
Calculation of Weighted Average Customer Life

			Customer
	Value	Percentage	Life per	Weighted
	Assigned to	of Total	Table 1	Life
	Customer	Customer	Above	(years)
	Base	Base Value	(years)	(Note D)

Division 1	$8,912	37%	20	7
Division 2	$1,527	6%	20	1
Division 3	$6,280	26%	25	6
Division 4	$2,300	9%	20	2
Division 5	$2,700	11%	25	3
Division 6	$2,560	11%	20	2

	$24,279	100%		22

Note (A)	The calculated customer life is the inverse of the annual customer attrition rate. For example, if the customer attrition rate is 3% annually, then it would take 33 years to lose the entire customer base. If the attrition rate is 4%, it would take 25 years to lose 100% of the customers.

Note (B)	Although the calculated customer lives based on historical customer attrition rates were greater, we capped the life used for amortization at the period over which we were amortizing goodwill.

Note (C)	The table on page 6 of our response letter dated December 14, 2005 contained a typographical error. The attrition rate for Division 4 per the appraisal report was actually 1%, rather than the 8% rate shown in the table in our previous response.

Note (D)	The weighted life is calculated by multiplying the percentage of total customer base value times the customer life. The sum of the weighted averages is 22 years.